Date: March 31, 2021

To: All Canadian Securities Regulatory Authorities

Subject: SilverCrest Metals Inc. (the "Company")

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the Company:

Meeting Type :
Annual General Meeting
Record Date for Notice of Meeting :
April 26, 2021
Record Date for Voting (if applicable) :
April 26, 2021
Beneficial Ownership Determination Date :
April 26, 2021
Meeting Date :
June 15, 2021
Meeting Location (if available) :
Vancouver, BC
Issuer sending proxy related materials directly to NOBO:
Yes
Issuer paying for delivery to OBO:
No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders
Yes
Beneficial Holders Stratification Criteria:
Not Applicable
NAA for Registered Holders
Yes
Registered Holders Stratification Criteria:
Not Applicable

Voting Security Details:

Description
CUSIP Number
ISIN
COMMON SHARES
828363101
CA8283631015

Sincerely,
SILVERCREST METALS INC.

/s/ Anne Yong
Anne Yong
Chief Financial Officer

570 Granville Street, Suite 501 Vancouver, BC Canada V6C 3P1 Tel: 604-694-1730 Fax: 604-357-1313 www.silvercrestmetals.com